UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LogicVision, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

54140W 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JAMES T. HEALY
President and Chief Executive Officer
LogicVision, Inc.
25 Metro Drive, Third Floor
San Jose, California 95110
(408) 453-0146
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

STANTON D. WONG
JUSTIN D. HOVEY
Pillsbury Winthrop Shaw Pittman LLP
P.O. Box 7880
San Francisco, California 94120
(415) 983-1200

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*

Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

          This filing relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange program by LogicVision, Inc. (“LogicVision”). The anticipated voluntary employee stock option exchange program was mentioned in an email sent on November 30, 2006 by James T. Healy, LogicVision’s President and Chief Executive Officer, to all employees of LogicVision.

          Neither this information nor the email referenced above constitute an offer to purchase, or a solicitation of an offer to sell, LogicVision securities. If LogicVision subsequently determines to proceed with the voluntary employee stock option exchange program, the tender offer will only be made through an offer to purchase and a related tender offer statement. The tender offer statement and exchange form will be mailed to all eligible employees on the commencement date of the voluntary employee stock option exchange program. The materials also will be available free of charge at the SEC’s website at http://www.sec.gov on and after that date. All eligible employees are advised to read these materials if and when they become available, as they will contain important information to help employees decide whether or not to participate in LogicVision’s voluntary employee stock option exchange program.

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